                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)
                                (FINAL AMENDMENT)

                                       AND
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 6)


                   Davidson Diversified Real Estate III, L.P.
                   ------------------------------------------
                       (Name of Subject Company (Issuer))

                        AIMCO Properties, L.P. -- Offeror
                        ---------------------------------
            (Names of Filing Persons (Identifying Status as Offeror,
                            Issuer or Other Person))

                            Limited Partnership Units
                            -------------------------
                           (Title of Class Securities)

                                      None
                                      ----
                       (CUSIP Number of Class Securities)

                                 Patrick J. Foye
                   Apartment Investment And Management Company
                           Colorado Center, Tower Two
                   2000 South Colorado Boulevard, Suite 2-1000
                             Denver, Colorado 80222
                                 (303) 757-8101

      (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy To:

                              Jonathan L. Friedman
                    Skadden, Arps, Slate, Meagher & Flom LLP
                       300 South Grand Avenue, 34th Floor
                          Los Angeles, California 90071
                                 (213) 687-5000




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                            Calculation of Filing Fee


Transaction valuation*                                  Amount of filing fee
---------------------                                   --------------------
$1,348,925                                              $269.79

* For purposes of calculating the fee only. This amount assumes the purchase of 683 units of limited partnership interest of the subject partnership for $1,975 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $269.79          Filing Party: AIMCO Properties, L.P.

Form or Registration No.: Schedule TO     Date Filed:  August 8, 2000

                                   ----------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1

[ ] issuer tender offer subject to Rule 13e-4

[ ] going-private transaction subject to Rule 13e-3

[X] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]



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CUSIP No.   NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                 AIMCO PROPERTIES, L.P.
                 84-1275721

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                           (a)  [ ]
                                                           (b)  [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                 WC, BK

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                    [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.       SOLE VOTING POWER

                 --

8.       SHARED VOTING POWER

                 292.2 Units

9.       SOLE DISPOSITIVE POWER

                 --

10.      SHARED DISPOSITIVE POWER

                 292.2 Units

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 292.2 Units

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 Approximately 28.89%

14.      TYPE OF REPORTING PERSON

                 PN


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CUSIP No.   NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                 AIMCO-GP, INC.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                (a)  [ ]
                                                                (b)  [X]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                 Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                         [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.       SOLE VOTING POWER

                 --

8.       SHARED VOTING POWER

                 292.2 Units

9.       SOLE DISPOSITIVE POWER

                 --

10.      SHARED DISPOSITIVE POWER

                 292.2 Units

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 292.2 Units

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                     [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 Approximately 28.89%

14.      TYPE OF REPORTING PERSON

                 CO


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CUSIP No.   NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                 APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                 84-129577

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                  (a)  [ ]
                                                                  (b)  [X]
3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                 Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                           [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                 Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.       SOLE VOTING POWER

                 --

8.       SHARED VOTING POWER

                 325.45 Units

9.       SOLE DISPOSITIVE POWER

                 --

10.      SHARED DISPOSITIVE POWER

                 325.45 Units

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 325.45 Units

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 Approximately 32.17%

14.      TYPE OF REPORTING PERSON

                 CO


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CUSIP No.   NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                 INSIGNIA PROPERTIES, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                 (a)  [ ]
                                                                 (b)  [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                 Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                          [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.       SOLE VOTING POWER

                 --

8.       SHARED VOTING POWER

                 33.25 Units

9.       SOLE DISPOSITIVE POWER

                 --

10.      SHARED DISPOSITIVE POWER

                 33.25 Units

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 33.25 Units

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 Approximately 3.29%

14.      TYPE OF REPORTING PERSON

                 PN


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CUSIP No.   NONE

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                 AIMCO/IPT, INC.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                 (a) [ ]
                                                                 (b) [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                 Not Applicable

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e))                                         [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.       SOLE VOTING POWER

                 --

8.       SHARED VOTING POWER

                 33.25 Units

9.       SOLE DISPOSITIVE POWER

                 --

10.      SHARED DISPOSITIVE POWER

                 33.25 Units

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 33.25 Units

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                     [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 Approximately 3.29%

14.      TYPE OF REPORTING PERSON

                 CO


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                   AMENDMENT NO. 3 TO TENDER OFFER STATEMENT/
                         AMENDMENT NO. 6 TO SCHEDULE 13D

         This Statement (the "Statement") constitutes (a) Amendment No. 3 to the Tender Offer Statement on Schedule TO of AIMCO Properties, L.P. (the "AIMCO OP"), relating to an offer to purchase units of limited partnership interest ("Units") of Davidson Diversified Real Estate III, L.P. (the "Partnership"); and
(b) Amendment No. 6 to the Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission (the "Commission") on November 16, 1999, by AIMCO/IPT, Inc. ("AIMCO/IPT"), Insignia Properties, L.P. ("IPLP"), AIMCO OP, AIMCO-GP, Inc. ("AIMCO-GP"), and Apartment Investment and Management Company ("AIMCO"), as amended by (i) Amendment No. 1, dated December 16, 1999, by AIMCO/IPT, AIMCO OP, AIMCO-GP and AIMCO, (ii) Amendment No. 2, dated January 10, 2000, by AIMCO/IPT, AIMCO OP, AIMCO-GP and AIMCO, (iii) Amendment No. 3, dated August 7, 2000, by AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (iv) Amendment No. 4, dated September 6, 2000, by AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, and (v) Amendment No. 5, dated September 21, 2000, by AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO.

                                   ----------

Item 8.  Interest in Securities of the Subject Company

         At 5:00 p.m., New York time, on Thursday, September 28, 2000, the offer expired pursuant to its terms. A total of 40.5 Units, representing approximately 4.0% of the outstanding Units, were validly tendered and not withdrawn pursuant to the offer. AIMCO OP has accepted for payment all of those Units for $1,975 per Unit.






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                                                  SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  October 18, 2000
                                        AIMCO PROPERTIES, L.P.

                                        By: AIMCO-GP, INC.
                                                 (General Partner)

                                        By: /s/ Patrick J. Foye
                                           ------------------------------------
                                           Executive Vice President

                                        AIMCO/IPT, INC.

                                        By: /s/ Patrick J. Foye
                                           ------------------------------------
                                            Executive Vice President

                                        INSIGNIA PROPERTIES, L.P.

                                        By: AIMCO/IPT, INC.
                                            (General Partner)

                                        By: /s/ Patrick J. Foye
                                           ------------------------------------
                                            Executive Vice President

                                        AIMCO-GP, INC.

                                        By: /s/ Patrick J. Foye
                                           ------------------------------------
                                            Executive Vice President

                                        APARTMENT INVESTMENT
                                        AND MANAGEMENT COMPANY

                                        By: /s/ Patrick J. Foye
                                           ------------------------------------
                                            Executive Vice President


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